EXPENSE LIMITATION AGREEMENT

DGI INVESTMENT TRUST

This EXPENSE LIMITATION AGREEMENT (this “Agreement”), dated April 15, 2025 is made by and between DGI INVESTMENT TRUST (the “Trust”), a collective investment trust formed and organized under the laws of the Commonwealth of Puerto Rico, on behalf of each of its series listed on Schedule A, as such may be amended from time to time (each, a “Fund” and, collectively, the “Funds”), and ORIENTAL TRUST (the “Adviser”), a separately identifiable division of Oriental Bank, as investment adviser.

RECITALS

WHEREAS, the Trust is registered as an open-end management investment company under the Investment Company Act of 1940 (the “1940 Act”) and the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940; and

WHEREAS, the Trust includes the Funds identified on Schedule A (as it may be amended from time to time); and

WHEREAS, the Adviser entered into an Investment Advisory Agreement with the Trust, on the same date hereof (the “Advisory Agreement”), pursuant to which the Adviser shall provide, or shall arrange for the provision of, investment advisory and management services to each Fund, and for which it is compensated based on the average daily net assets of each such Fund; and

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of each Fund listed on Schedule A and each of their respective shareholders to limit the total expenses of each Fund to the amount provided for each Fund on Schedule A hereto, as may be amended from time to time;

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties agree as follows:

1.

Definitions.

a.	The term “Fund Expenses” shall refer, with respect to each Fund for any given year, to the Total Annual Fund Operating Expenses (including organizational and offering expenses, but excluding interest, taxes, brokerage commissions and extraordinary expenses) of such Fund during such year.

2.

Expense Waiver and Expense Assumption by the Adviser. To the extent permitted by the Internal Revenue Code of 1986, as amended, the Adviser hereby agrees to waive all or a portion of its advisory fees and, if necessary, to assume certain other expenses of each Fund to the extent necessary to ensure that Fund Expenses for each Fund do not exceed the percentage specified on Schedule A to this Agreement (the “Expense Limitation Amount”).

3.

Duty of Fund to Reimburse. If Fund Expenses are less than the applicable Expense Limitation Amount of a class of shares of a Fund, the Fund shall reimburse the Adviser for any fees previously waived and/or expenses previously assumed to the extent that such reimbursement will not cause the annualized Fund Expenses for such class of shares of the Fund to exceed the applicable Expense Limitation Amount identified above. Also, there shall be no obligation of the Fund to reimburse the Adviser for fees waived or expenses previously assumed by the Adviser more than thirty-six (36) months prior to the date of any reimbursement, calculated monthly from when the reimbursement or waiver was calculated.

4.

Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Trust.

5.

Duration and Termination. This Agreement shall be effective as to each Fund on the date set forth in Schedule A through the termination date in Schedule A and shall continue in effect from year to year thereafter upon mutual agreement of the Trust and the Adviser. This Agreement may be terminated or amended to increase an expense limitation only upon mutual agreement between the Trust and the Adviser with the approval of the Board of Trustees of the Trust. This Agreement shall automatically terminate upon the termination of the Advisory Agreement between the Adviser and the Trust.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DGI INVESTMENT TRUST		ORIENTAL TRUST

By:	/s/ Ramón Rosado Linera	By:	/s/ Roberto Romanelli Arias
Name: Ramón Rosado Linera		Name: Roberto Romanelli Arias
Title: President		Title: Director - Trust

SCHEDULE A

Fund	Expense Limit*	Effective Date	Termination Date
DGI U.S. Government Money Market Fund
Class A Withholding	0.95%	April 16 2025	April 17, 2026
Class A Non-Withholding	0.95%	April 16, 2025	April 17, 2026
Class I Withholding	0.95%	April 16, 2025	April 17, 2026
Class I Non-Withholding	0.95%	April 16, 2025	April 17, 2026

*	As an annual percentage of the Fund’s average daily net assets.